SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2020

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In March 2020:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(  ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev Luxembourg S.À.R.L.					CPF/CNPJ:
Qualification: Position – Total Return Swap

Initial Balance

Securities / Derivatives		Securities Characteristics (2)					Quantity

Derivatives		Swap referenced in Shares					30,039,800
Derivatives		Swap referenced in ADR					26,974,653

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (3)
Derivatives	Swap referenced in Shares	Banco Bradesco	Total Return Swap Maturity	19	1,411,700	R$ 11.70	R$ 16,516,890.00
Derivatives	Swap referenced in Shares	Banco Bradesco	Total Return Swap Conclusion	19	1,411,700	R$ 11.70	R$ 16,516,890.00
Derivatives	Swap referenced in Shares	Banco Bradesco	Total Return Swap Maturity	23	1,450,000	R$ 11.51	R$ 16,689,500.00
Derivatives	Swap referenced in Shares	Banco Bradesco	Total Return Swap Conclusion	23	1,450,000	R$ 11.51	R$ 16,689,500.00

Final Balance

Securities / Derivatives		Securities Characteristics (2)					Quantity

Derivatives		Swap referenced in Shares					30,039,800
Derivatives		Swap referenced in ADR					26,974,653

(1)  When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)   Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)   Quantity multiplied by price.

(*) In accordance with the Circular Letter/CVM/SEP/Nº07/2017, date information of the total return swap conclusion and not the date of the financial settlement of the transaction.

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In March 2020:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(   ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.						CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury

Initial Balance

Securities / Derivatives		Securities Characteristics (2)					Quantity

Shares		Common					2,953,604

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (3)
Shares	Common	Direct with the Company	Conversion into ADR	03	14,114	R$ 0.00	R$ 0.00
Shares	Common	Direct with the Company	Conversion into ADR	19	3,234	R$ 0.00	R$ 0.00
Shares	Common	Direct with the Company	Conversion into ADR	23	6,617	R$ 0.00	R$ 0.00
Shares	Common	Direct with the Company	Conversion into ADR	30	33,658	R$ 0.00	R$ 0.00
			Total Conversion into ADR (Sell)		57,623		R$ 0.00
Shares	Common	Direct with the Company	Exerc Options	02	61,250	R$ 1.77036	R$ 108,434.55
Shares	Common	Direct with the Company	Exerc Options	03	52,850	R$ 1.77036	R$ 93,563.53
Shares	Common	Direct with the Company	Exerc Options	04	52,850	R$ 1.77036	R$ 93,563.53
Shares	Common	Direct with the Company	Exerc Options	04	36,150	R$ 9.35960	R$ 338,349.54
Shares	Common	Direct with the Company	Exerc Options	04	30,465	R$ 11.97200	R$ 364,726.98
Shares	Common	Direct with the Company	Exerc Options	06	32,200	R$ 1.77036	R$ 57,005.59
Shares	Common	Direct with the Company	Exerc Options	24	43,250	R$ 1.77036	R$ 76,568.07
Shares	Common	Direct with the Company	Exerc Options	25	87,500	R$ 1.77036	R$ 154,906.50
Shares	Common	Direct with the Company	Exerc Options	26	25,150	R$ 6.95880	R$ 175,013.82
Shares	Common	Direct with the Company	Exerc Options	26	55,200	R$ 1.77036	R$ 97,723.87
Shares	Common	Direct with the Company	Exerc Options	27	25,150	R$ 1.77036	R$ 44,524.55
Shares	Common	Direct with the Company	Exerc Options	29	43,250	R$ 1.77036	R$ 76,568.07
Shares	Common	Direct with the Company	Exerc Options	30	163,975	R$ 1.77036	R$ 290,294.78
Shares	Common	Direct with the Company	Exerc Options	30	105,700	R$ 6.95880	R$ 735,545.16
Shares	Common	Direct with the Company	Exerc Options	30	58,050	R$ 7.47200	R$ 433,749.60
Shares	Common	Direct with the Company	Exerc Options	30	39,135	R$ 8.72400	R$ 341,413.74
Shares	Common	Direct with the Company	Exerc Options	30	40,395	R$ 11.71000	R$ 473,025.45
Shares	Common	Direct with the Company	Shares’ Bonus	30	103,041	R$ 14.54	R$ 1,498,216.14
			Total Sell		1,055,561		R$ 5,453,193.47
Shares	Common	Direct with the Company	Plan of Shares Acquisition	03	6,348	R$ 14.74	R$ 93,569.52
Shares	Common	Direct with the Company	Plan of Shares Acquisition	04	52,034	R$ 15.31	R$ 796,640.54
Shares	Common	Direct with the Company	Plan of Shares Acquisition	26	13,673	R$ 12.80	R$ 175,014.40
Shares	Common	Direct with the Company	Plan of Shares Acquisition	30	119,421	R$ 12.55	R$ 1,498,733.55
			Total Buy		191,476		R$ 2,563,958.01
ADR	Common	Direct with the Company	Conversion into ADR	03	14,114	R$ 0.00	R$ 0.00
ADR	Common	Direct with the Company	Conversion into ADR	19	3,234	R$ 0.00	R$ 0.00
ADR	Common	Direct with the Company	Conversion into ADR	23	6,617	R$ 0.00	R$ 0.00
ADR	Common	Direct with the Company	Conversion into ADR	30	33,658	R$ 0.00	R$ 0.00
			Conversion into ADR (Buy)		57,623		R$ 0.00
ADR	Common	Direct with the Company	Plan of Shares Acquisition	03	18,786	R$ 14.7213968	R$ 276,556.16
ADR	Common	Direct with the Company	Plan of Shares Acquisition	19	12,966	R$ 12.0378605	R$ 156,082.90
ADR	Common	Direct with the Company	Plan of Shares Acquisition	23	32,858	R$ 11.4312317	R$ 375,607.41
			Total Buy		64,610		R$ 808,246.47
ADR	Common	Direct with the Company	Exerc Options	03	32,900	R$ 8.4059623	R$ 276,556.16
ADR	Common	Direct with the Company	Exerc Options	19	16,200	R$ 9.6347469	R$ 156,082.90
ADR	Common	Direct with the Company	Exerc Options	23	39,475	R$ 9.5150705	R$ 375,607.41
ADR	Common	Direct with the Company	ADR’s Bonus	30	33,658	R$ 14.54	R$ 489,387.32
			Total Sell		122,233		R$ 1,297,633.79

Final Balance

Securities / Derivatives		Securities Characteristics (2)					Quantity

Shares		Common					2,031,896

(1)    When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)    Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)    Quantity multiplied by price.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 8, 2020

AMBEV S.A.

By:	/s/ Fernando Mommensohn Tennenbaum
Fernando Mommensohn Tennenbaum Chief Financial and Investor Relations Officer